

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2022

Philip Astley-Sparke
Chief Executive Officer
Replimune Group, Inc.
500 Unicorn Park Drive
3rd Floor
Woburn MA 01801

Re: Replimune Group, Inc.
Registration Statement on Form S-3
Filed June 23, 2022
File No. 333-265805

Dear Mr. Astley-Sparke:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Timothy Corbett